                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549


                                      FORM 6-K


                              REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934



For   JULY 9,  1998

                                QUEBECOR PRINTING INC.
--------------------------------------------------------------------------------
                  (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
--------------------------------------------------------------------------------
                        (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
          -------                                      -------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
     -----                   -----

                                 PRESS RELEASES OF
                               QUEBECOR PRINTING INC.
                               FILED IN THIS FORM 6-K


July 9, 1998 (# 16\98)

                                     [LOGO]
July 9, 1998                                              16/98

FOR IMMEDIATE RELEASE                                   Page 1 of 2

                         QUEBECOR PRINTING TO ACQUIRE TINA

             EXTENDS ITS EUROPEAN OPERATIONS TO SCANDINAVIA AND RUSSIA


STOCKHOLM - Quebecor Printing announced today its recommended offer to acquire all of the shares of Tryckinvest i Norden AB (TINA AB), Scandinavia's largest printer, for the approximate sum of US $221 million plus the assumption of $51 million in debt. The acquisition is subject to 90% of shareholders tendering their shares and compliance with Swedish regulatory provisions.

The price offered is SEK170 per TINA share representing a total value of SEK1.8 billion. The offer represents a premium of approximately 17% over the average closing price of the TINA shares on the Stockholm Stock Exchange for the period from 11 June 1998 to 8 July 1998 and a premium of 25% over the average closing price of the TINA shares for the period from 8 June 1998 to 10 June 1998 (the three trading days prior to the announcement of Carl Bennet AB's partial offer for 25% to 35% of TINA shares).

Quebecor Printing has successfully purchased more than 5% of TINA shares outstanding on the open market and, in addition, has obtained irrevocable undertakings from the principal shareholders and members of senior management for approximately 10% of the shares to support its recommended offer of SEK170 per share.

"This acquisition is a 30% expansion of Quebecor Printing Europe and will consolidate the Company's position as the Continent's number one commercial printer by extending our rotogravure network throughout the Nordic countries," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "It provides us with the next major strategic step in our development and a winning combination for our respective customers and employees."

With SEK1.6 billion (US $205 million) in annual revenue, TINA is the leading magazine and catalog printer in Scandinavia and the largest rotogravure printer with over 60% of the Scandinavian rotogravure market. It has 950 employees and operates three plants in Sweden and one plant in Finland.

The TINA acquisition makes Quebecor Printing the largest printer in Scandinavia and includes a market position through exports into Russia and the Baltic States. Quebecor Printing expects to benefit from the strong market demand for magazines and catalogs in Russia where there is no local rotogravure printing capacity. The acquisition significantly strengthens Quebecor Printing Europe by achieving a diversification of its print technology and products over a wider geographic area.

The European print market remains fragmented. For example, there are still over 40 major rotogravure printers in Europe compared to only four in North America, a print market almost twice the size of Europe's. As the next strategic step in its publicly stated commitment to growth in Europe, the TINA acquisition will increase Quebecor Printing's European revenues to over US $800 million, making Quebecor Printing Europe the Company's second largest division responsible for over 20% of annual revenue. At its creation in 1993, Quebecor Printing Europe's revenues were US $4 million.

                                     [LOGO]
July 9, 1998                                               16/98

FOR IMMEDIATE RELEASE                                   Page 2 of 2

                         QUEBECOR PRINTING TO ACQUIRE TINA

             EXTENDS ITS EUROPEAN OPERATIONS TO SCANDINAVIA AND RUSSIA


Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI) a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States and Europe. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as checks, bonds and banknotes. The Company has over 27,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Chile, Argentina, Peru, Mexico and India.

                                        -30-


Note to Editors:  See accompanying backgrounder


FOR FURTHER INFORMATION:
John Paul Macdonald             Jean-Pierre Anselmini
Director Communications         Vice President, Managing Director Finance
Quebecor Printing Inc.          Quebecor Printing Europe
(514) 954-0101                  33 1 55 62 11 11
(800) 567-7070

                                     [LOGO]
BACKGROUNDER                                                        JULY 9, 1998
                                                                     PAGE 1 OF 3

              QUEBECOR PRINTING OFFER FOR TRYCKINVEST I NORDEN AB (TINA)


OVERVIEW

Quebecor Printing has made a recommended offer to acquire all of the shares of Tryckinvest i Norden AB (TINA), Sweden's largest printer, for the approximate sum of US $221 million plus the assumption of US $51 million in debt. The transaction is subject to the tendering of 90% of the respective shares and compliance with all Swedish regulatory requirements.

The acquisition will make Quebecor Printing the largest printer in Scandinavia and position the Company to benefit from the strong market demand for magazines and catalogs in Russia and the Baltic States where there is limited local rotogravure capacity.

With 75% of Quebecor Printing Europe's production originating in France, the acquisition will satisfy the Company's strategy to capitalize on its leading French rotogravure position while diversifying its business activities in terms of products, printing technologies and geographical presence.


THE INDUSTRY

The European Union is the second largest market for printed products in the world. With sales of over US $85 billion annually, the industry is fragmented, competitive and capital intensive. It faces challenges similar to those in North America, particularly relating to consolidation and the move to digital technologies. It differs, however, with labour less flexible than in the US and with increased competition from Eastern European countries.

The Nordic and Russian print markets total SEK9.3 billion (US $1.2 billion). Although the Nordic print industry is still fragmented, there is a continuing trend of publisher/printers selling off their printing assets as the capital reinvestment required to remain competitive becomes onerous. It is considered a mature market, but with stable growth of 3 to 5 % per year.

The Russian and Baltic States print markets are poised for significant growth. With a population of over 35 million in the Moscow to St. Petersburg area, this region is twice the size of the more developed Scandinavian market, where spending per capita on printed matter is 20 times that of Russia. As real disposable income increases in these regions, so will the demand for consumer goods. This will in turn boost circulation volumes of periodicals, magazine advertising and print material. In addition, since there is no rotogravure capacity in Russia, a significant competitive advantage will be held by rotogravure printers as volumes grow.

                                     [LOGO]
BACKGROUNDER                                                        JULY 9, 1998
                                                                     PAGE 2 OF 3

              QUEBECOR PRINTING OFFER FOR TRYCKINVEST I NORDEN AB (TINA)


ROTOGRAVURE

The rotogravure process is a form of intaglio printing: a design is cut or engraved in a metal plate, producing a concave effect that is the reverse of relief or cameo. The design to be reproduced is cut below the surface of the plate and the incised lines are filled with ink. The design is then transferred to paper. Rotogravure printing is particularly cost effective for long press runs and for products that require higher quality, colour and clarity.

Rotogravure printing is especially important in the high volume, high quality magazine, catalog and insert product segments. Technology has dramatically changed the gravure market since 1990 as the new wide web gravure presses produce over 2.4 times the output of the printing industry's average gravure press while also producing a better quality product with less paper waste. In comparison to some of the older presses still used in the industry, the newer machines produce as much as 4 times the output. Quebecor Printing Europe is the leading gravure printer in France.

TRYCKINVEST I NORDEN AB (TINA AB)

TINA, whose shares are listed on the Stockholm Stock Exchange, is primarily a gravure printer (73%) with 27% web offset and sheet-fed and related printing. It operates three plants in Sweden and one plant in Finland. It has SEK1.6 billion (US $205 million) in annual revenue.

TINA is the product of two acquisitions undertaken by Union Bank of Switzerland Capital BV (UBS). In 1997, UBS acquired the two-plant printing operations of Swedish publisher The Bonnier Group and Proventus Invest AB. In September of 1997, UBS acquired the rotogravure facility of the Finnish family Lahtinen and A-lehdet Oy in Mikkeli, some 60 miles from the Russian frontier.

The integration of these two acquisitions has formed a strong printing company that achieves double digit margins in both its rotogravure and offset plants and that has a highly developed strategy for the further consolidation of the Nordic graphic arts industry. The Company enjoys 60% of the Scandinavian rotogravure market and over 80% in Sweden and Finland. TINA is 21/2 times the size of its largest competitor and fully 65% of its sales are under long-term contract. It's modern equipment dates from 1987 to 1993 and includes five 2.45 metre wide web rotogravure presses.

Some of TINA's top customers include Aftonbladet and Expressen from Sweden, Kesko and Apu from Finland and Sem Dnej from Russia. TINA recently announced a five-year SEK1 billion (US $125 million) order to print the leading television programme weekly in the Moscow region for Sem Dnej, part of the Mosbank Group. Circulation of this weekly is expected to reach 2 million next year, up from its present level of 1.2 million and 140,000 at its launch in 1996.

                                     [LOGO]
BACKGROUNDER                                                        JULY 9, 1998
                                                                     PAGE 3 OF 3

              QUEBECOR PRINTING OFFER FOR TRYCKINVEST I NORDEN AB (TINA)


Quebecor Printing first had discussions with UBS in March 1998 but the Company decided that its focus on the UK market (Watmoughs) would cause it to leave TINA until a future date. UBS subsequently took TINA public at SEK144 per share in June 1998. Immediately following the IPO, a smaller Swedish printer, Elanders Tryckeri AB, made a "non-recommended" offer for 25% to 35% of TINA shares for SEK154 per share. Quebecor Printing has successfully purchased more than 5% of the shares outstanding on the open market and obtained a "lock-up" position of approximately 10% of the shares from the principal shareholders and members of senior management to support its "recommended" offer of SEK170 per share.

STRATEGY

TINA has excellent prospects because the current 6% tax on printed products containing advertising will be removed in January 1999. Further, recent results confirm that the successful implementation of the Company's planned restructuring project has resulted in a 10% improvement in operating profit over 1997. The acquisition will result in an earnings per share increase of approximately 1 cent per share in 1998 and approximately 10 cents per share in 1999.

This acquisition is a 30% expansion of Quebecor Printing's European operations and now allows Quebecor Printing to serve clients from the Mediterranean to the Baltic. The acquisition of this highly successful company is itself of value: the strengthening of our European rotogravure network and our geographic coverage is a significant bonus. With TINA's Finnish plant only 24 hours from Moscow, Russian clients can be serviced dramatically faster than from Germany or the Netherlands where delivery takes four to five days. The fact the Company is a strong supplier to Russia from Finland is the optimal solution to Quebecor Printing's objective to open Eastern Europe.

                                        -30-

FOR FURTHER INFORMATION:

John Paul Macdonald
Director Communications
Quebecor Printing Inc.
(514) 954-0101
(800) 567-7070

                                     [LOGO]





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    QUEBECOR PRINTING INC.



                                    By:   /s/  PHILIPPE MONTEL
                                         ---------------------------------
                                    Name:     Philippe Montel
                                    Title:    Vice President, Legal Affairs
                                              and Secretary



Date: JULY 9, 1998


                                                                    Page 8 of 8